# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Array Digital Infrastructure, Inc., CIK 0000821130
CUSIP: 911684108
Title of class of securities: Common Shares ($1.00 par value)
Address of issuer's principal executive offices: 500 West Madison Street, Suite 810, Chicago, Illinois (IL), 60661
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0001051512
Persons authorized to receive notices and communications: Walter C. D. Carlson, 30 North LaSalle Street, Suite 4000, Chicago, Illinois (IL), 60602, 312-630-1900

## Reporting persons
- Telephone and Data Systems, Inc. (CIK 0001051512): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 70,788,703; shared voting power 0; sole dispositive power 70,788,703; shared dispositive power 0; aggregate amount beneficially owned 70,788,703 (81.9% of the class)
  Comment: 1. Sole voting and dispositive power and the aggregate amount beneficially owned by the reporting persons includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 37,782,826 Common Shares. See Item 5 for further explanation.
  
  2. Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 70.7% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.9% of the Issuer's outstanding classes of capital stock and approximately 95.9% of their combined voting power, based on 53,437,077 Common Shares and 33,005,877 Series A Common Shares outstanding on March 31, 2026.
- The Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated as of June 30,1989 (CIK 0000913115): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 70,788,703; sole dispositive power 0; shared dispositive power 70,788,703; aggregate amount beneficially owned 70,788,703 (81.9% of the class)
  Comment: 1. Shared voting and dispositive power and the aggregate amount beneficially owned by the reporting persons includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 37,782,826 Common Shares. See Item 5 for further explanation.
  
  2. Reporting persons may be deemed to beneficially own 100% of the outstanding Series A Common Shares of the Issuer and approximately 70.7% of the outstanding Common Shares of the Issuer for a combined total of approximately 81.9% of the Issuer's outstanding classes of capital stock and approximately 95.9% of their combined voting power, based on 53,437,077 Common Shares and 33,005,877 Series A Common Shares outstanding on March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares ($1.00 par value)
Name of issuer: Array Digital Infrastructure, Inc.
Address of issuer's principal executive offices: 500 West Madison Street, Suite 810, Chicago, Illinois (IL), 60661
Comment: This Amendment Number 22 to the Amended and Restated Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Act"), by Telephone and Data Systems, Inc., a Delaware corporation ("TDS"). This amended Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share ("Array Common Shares") of Array Digital Infrastructure, Inc. (formerly known as United States Cellular Corporation), a Delaware corporation (the "Issuer"), and/or Series A Common Shares, par value $1.00 per share ("Array Series A Common Shares") of the Issuer, which are convertible on a share-for-share basis into Array Common Shares.

## Item 2. Identity and Background
Name of person filing:
TDS and a majority of the Trustees of the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated June 30, 1989 (the "Voting Trust"), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Array Common Shares.

The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference. The information with respect to the trustees of the Voting Trust is set forth on Appendix C attached hereto, and incorporated herein by reference.
Residence or business address:
The principal business and office address of TDS is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602. The information with respect to the trustees of the Voting Trust is set forth on Appendix C attached hereto, and incorporated herein by reference.
Present principal occupation or employment:
TDS' principal business is that of providing high-quality communications services. The Voting Trust holds common shares, par value $0.01 per share, of TDS ("TDS Common Shares"), and series A common shares, par value $0.01 per share, of TDS ("TDS Series A Common Shares"), which are convertible on a share-for-share basis into TDS Common Shares, and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares and TDS Common Shares held in the trust.

The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference. The information with respect to the trustees of the Voting Trust is set forth on Appendix C attached hereto, and incorporated herein by reference.
Criminal convictions in the last five years: To the knowledge of Walter C. D. Carlson, during the last five years, none of TDS, any of the persons named in Appendices A and B attached hereto, the Voting Trust nor any of the persons named in Appendix C attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the knowledge of Walter C. D. Carlson, during the last five years, none of TDS, any of the persons named in Appendices A and B attached hereto, the Voting Trust nor any of the persons named in Appendix C attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: TDS is a Delaware corporation. The Voting Trust is organized under Delaware law. The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference. The information with respect to the trustees of the Voting Trust is set forth on Appendix C attached hereto, and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information contained in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 7, 2026, TDS delivered to the board of directors of the Issuer (the "Array Board") a letter setting forth a non-binding proposal to acquire all of the outstanding Array Common Shares that are not owned by TDS (the "Proposal"). A copy of the Proposal is filed herewith as Exhibit 2, and the information set forth in the Proposal is incorporated herein by reference.

In connection with the Proposal, TDS expects to engage in discussions with the Array Board (including any Special Committee formed by the Array Board) or their representatives.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Array Common Shares from the New York Stock Exchange and other material changes in the Issuer's business or corporate structure.

No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving TDS and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. TDS reserves the right to modify or withdraw the Proposal at any time. TDS reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

TDS does not intend to update this Schedule 13D regarding the Proposal until a definitive agreement has been reached or an update is otherwise required under applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment Number 22 to Schedule 13D, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 37,782,826 Array Common Shares, which is approximately 70.7% of such shares outstanding. In addition, TDS owns 33,005,877 Array Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Array Common Shares.

The information with respect to the directors and executive officers of TDS is set forth on Appendix D attached hereto, and incorporated herein by reference.

As of the date of this Amendment Number 22 to Schedule 13D, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust may be deemed to beneficially own an aggregate of 37,782,826 Array Common Shares representing 70.7% of such shares. In addition, the Voting Trust may be deemed to beneficially own 33,005,877 Array Series A Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
(I) TDS.

(i) Sole Power to Vote or Direct the Vote:

TDS is the direct beneficial owner of 37,782,826 Array Common Shares and 33,005,877 Array Series A Common Shares representing approximately 81.9% of all classes of capital stock outstanding of the Issuer. The Array Series A Common Shares have ten votes per share on all matters and are convertible on a share-for-share basis into Array Common Shares. TDS has sole voting power with respect to an aggregate of 37,782,826 Array Common Shares and 33,005,877 Array Series A Common Shares representing approximately 95.9% of the combined voting power of the Array Common Shares and the Array Series A Common Shares. As a result of such ownership, TDS has the voting power to elect all of the directors of the Issuer.

(ii) Shared Power to Vote or Direct the Vote:

None.

(iii) Sole Power to Dispose or Direct the Disposition:

TDS has sole power to dispose of 37,782,826 Array Common Shares and 33,005,877 Array Series A Common Shares, representing approximately 81.9% of all classes of capital stock outstanding of the Issuer.

(iv) Shared Power to Dispose or Direct the Disposition:

None.

(II) Directors and Executive Officers of TDS.

The information with respect to the directors and executive officers of TDS is set forth on Appendix D attached hereto, and incorporated herein by reference.

(III) The Voting Trust.

(i) Sole Power to Vote or Direct the Vote:

None.

(ii) Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of TDS Series A Common Shares and TDS Common Shares. The Voting Trust holds and the trustees vote 7,213,594 TDS Series A Common Shares and 6,304,105 TDS Common Shares, representing approximately 95.6% of the outstanding TDS Series A Common Shares and approximately 5.9% of the outstanding TDS Common Shares, and approximately 56.8% of the combined voting power of all outstanding shares of TDS capital stock with respect to matters other than the election of directors (based on 106,308,092 TDS Common Shares and 7,542,212 TDS Series A Common Shares on March 31, 2026). Therefore, the Voting Trust may direct a majority of the combined voting power of TDS, which has voting power to elect all directors of the Issuer and has approximately 95.9% of the combined voting power of the Issuer with respect to matters other than the election of directors.

(iii) Sole Power to Dispose or Direct the Disposition:

None.

(iv) Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5(b)(III)(ii) above is incorporated herein by reference. Through the ability to direct a majority of the combined voting power of TDS, the Voting Trust trustees share the power to direct the disposition of 37,782,826 Array Common Shares and 33,005,877 Array Series A Common Shares, representing approximately 81.9% of all classes of capital stock outstanding of the Issuer.
Transactions in the class effected during the past sixty days:
Except as disclosed below, to the knowledge of Walter C. D. Carlson, no transactions were effected during the past sixty days in Array Common Shares by TDS, by any director or executive officer of TDS, or by the Voting Trust except to the extent disclosed herein, and as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

I. Anthony J. Carlson was awarded 5,805 restricted stock units on March 17, 2026, under the Array Digital Infrastructure Long Term Incentive Plan. The restricted stock units will ratably vest on the first, second and third anniversaries of the grant date.

II. Anthony J. Carlson was awarded 5,805 performance share units on March 17, 2026, under the Array Digital Infrastructure Long Term Incentive Plan. The performance share units will vest on December 31, 2028, and are subject to performance metrics and certification by the Array Board.

III. Anthony J. Carlson had 1,742 restricted stocks units vest on April 3, 2026. Mr. Carlson acquired 1,742 Common Shares of which 511 Common Shares were withheld to cover his taxes and he was issued 1,231 net Common Shares.

IV. Anthony J. Carlson had 4,150 performance share units vest on April 3, 2026. Mr. Carlson acquired 4,150 Common Shares of which 1,217 Common Shares were withheld to cover his taxes and he was issued 2,933 net Common Shares.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of Walter C. D. Carlson, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Array Common Shares beneficially owned by TDS. To the knowledge of Walter C. D. Carlson, no person other than the persons listed in Appendix D attached hereto are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of, Array Common Shares beneficially owned by the persons listed in Appendix D attached hereto. To the knowledge of Walter C. D. Carlson, no person other than TDS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Array Common Shares or Array Series A Common Shares beneficially owned by the Voting Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 4 above is incorporated herein by reference.

The Voting Trust holds TDS Series A Common Shares and TDS Common Shares and was created to facilitate long-standing relationships among the trust's certificate holders. Under the terms of the Voting Trust, the trustees hold and vote TDS Series A Common Shares and TDS Common Shares held in the trust.

As of March 31, 2026, the Voting Trust holds and the trustees vote 7,213,594 TDS Series A Common Shares and 6,304,105 TDS Common Shares, representing approximately 95.6% of the outstanding TDS Series A Common Shares, and approximately 5.9% of the outstanding TDS Common Shares, and approximately 56.8% of the combined voting power of all outstanding shares of TDS capital stock with respect to matters other than the election of directors (based on 106,308,092 TDS Common Shares and 7,542,212 TDS Series A Common Shares on March 31, 2026). Therefore, the Voting Trust trustees may direct a majority of the combined voting power of TDS, which has the voting power to elect all directors of the Issuer and approximately 95.9% of the combined voting power of the Issuer with respect to matters other than the election of directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement and Signature
Exhibit 2: Letter, dated May 7, 2026, from TDS to the Array Board
Appendix A
Appendix B
Appendix C
Appendix D

## Signatures
- Telephone and Data Systems, Inc.: See Exhibit 1, See Exhibit 1 (05/08/2026)
- The Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated as of June 30,1989: See Exhibit 1, See Exhibit 1 (05/08/2026)